Exhibit 12

WYNN RESORTS, LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2016	Years ended December 31,
		2015	2014	2013	2012	2011
	(in thousands, except ratios)
Income before income taxes, noncontrolling interest and income from equity investees	$177,032	$287,424	$957,513	$985,438	$731,912	$804,095
Add: Fixed charges	293,719	363,774	357,214	316,797	297,874	236,498
Add: Amortization of capitalized interest	11,201	13,924	15,269	18,976	20,313	21,382
Add: Distributed income from equity investees	16	1,823	1,349	1,085	1,192	1,328
Less: Interest capitalized	92,428	53,327	33,458	10,485	2,028	—
Earnings as adjusted	$389,540	$613,618	$1,297,887	$1,311,811	$1,049,263	$1,063,303
Interest expensed (1)	193,698	300,906	315,062	299,022	288,759	229,918
Interest capitalized	92,428	53,327	33,458	10,485	2,028	—
Interest factor of rental expense (2)	7,593	9,541	8,694	7,290	7,087	6,580
Total fixed charges	$293,719	$363,774	$357,214	$316,797	$297,874	$236,498
Ratio of earnings to fixed charges (3)	1.33	1.69	3.63	4.14	3.52	4.50

We had no preferred stock issued and outstanding for any of the periods presented.

(1) Interest expensed includes amortization of deferred financing costs and original issue discount and premium on debt.

(2) Interest factor of rental expense is based on an estimate which the Company considers to be a reasonable approximation.

(3) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.